SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02055830

October 31, 2002

SO PPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SEC MAIL PROCESSING RECEIVED NOV 05 2002 WASH. D.C. 161 SECTION

Dear Sirs/Mesdames:

PROCESSED NOV 21 2002 THOMSON FINANCIAL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

dlw 11/18

United States Sec Filing
October 31, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. October 2, 2002 – Sultan options Daylight Claim Group
2. October 17, 2002 – Sultan/Kinross 30 hole drill program continues to generate gold assays.

B. Correspondence with B.C. Securities Commission

1. October 24, 2002 – Qualifying Issuer Certificate (Form 45-102 F2)

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 2, 2002

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN OPTIONS DAYLIGHT CLAIM GROUP

Sultan Minerals Inc. (SUL - TSX Venture) is pleased to report that it has entered into an option agreement with various Optionors (the "Agreement"), to acquire the Daylight Claim Group consisting of 8 crown grants located near Nelson, British Columbia (the "Property"). The Agreement is subject to regulatory approval.

Pursuant to the terms of the Agreement, Sultan must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval of the Agreement.

In exchange for the above cash and share payments, Sultan will have the exclusive right and option to earn 100% interest in the Properties subject only to royalties payable to the Optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the Optionors upon completion of a positive feasibility study recommending commercial production on the Property.

Sultan will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

Sultan will be proceeding immediately with a geophysical and geochemical survey of the Property in order to define drill targets.

A.G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 17, 2002

Ticker Symbol: **SUL-TSX Venture**
SEC 12g3-2(b): 82-4741

SULTAN/KINROSS 30 HOLE DRILL PROGRAM CONTINUES TO GENERATE GOLD ASSAYS

KENA PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that it has now received gold assays for the first drill hole of the expanded drill program being run with its partner Kinross Gold Corp. Drilling of 4,800 metres of NQ core in approximately 30 holes will be completed during the current exploration program. The program will continue to explore the bulk tonnage potential of the Gold Mountain Zone and will also investigate the gold potential of the Great Western, Starlight and South Gold Zones.

This first hole is a depth extension of hole 01GM-10, located on the Gold Mountain Zone at the western end of drill section 1100N (see News Release dated April 30, 2002). Visible gold was noted in this hole extension in several locations between 213 and 307.8 metres and this 94.8-metre section averages 0.95 g/t gold. This hole was initially stopped at 185.32 metres depth. The hole has now been extended to 359.05 metres depth in order to test the depth continuity of the Gold Mountain mineralization. The hole intersected the favourable Silver King intrusive/Rossland volcanic contact at a down hole depth of 333.5 metres. The following table summarizes the more significant results of this hole extension:

HOLE #	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)
02GM-10 ext.	213.00	214.00	1.00	**3.23**
and	236.00	238.00	2.00	**1.12**
and	246.00	247.00	1.00	**1.70**
and	256.00	258.00	2.00	**17.66**
including	257.00	258.00	1.00	**32.36**
and	267.00	269.00	2.00	**2.40**
and	273.00	283.00	10.00	**1.20**
including	277.00	279.00	2.00	**3.18**
and	305.00	307.80	2.80	**4.29**
including	306.80	307.80	1.00	**10.65**
and	332.00	336.00	4.00	**2.33**
including	333.50	334.60	1.10	**4.94**
and	352.00	354.00	2.00	**1.36**

GEOPHYSICAL SURVEYS

The Company has recently contracted Peter E. Walcott and Associates to extend ground geophysical coverage to the west of the Gold Mountain Zone. The survey will complete induced polarization coverage of the Great Western, Starlight, Daylight and Cariboo gold targets. In addition to the ground geophysics, Fugro Surveys Inc. has been contracted to complete a 230-line kilometre airborne radiometric and magnetometer survey over the north end of the Kena property. The airborne surveys will provide a better understanding of geological controls to gold mineralization in the Gold Mountain, Kena Gold, South Gold, Great Western and Starlight areas.

Summary

The main focus of the current exploration program remains the Gold Mountain Zone bulk tonnage target. Approximately half of the planned 4,800 metres of drilling will be devoted to expanding the Gold Mountain mineralization. Nine holes have been completed in the present program: five on the Gold Mountain zone and four on the Great Western. One drill is presently continuing on the Gold Mountain Zone and the second drill is on the initial hole of the Gold South Zone, 4.5 kilometres south of Gold Mountain. It is expected that the current drill program will be completed by early December.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **October 19, 2002** of **100,000** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **21st** day of **October 2002**.

SULTAN MINERALS INC.

"Arthur G. Troup"

By: ______________________________

Arthur G. Troup, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.